UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G/A

                                (AMENDMENT NO. 2)

                    Under the Securities Exchange Act of 1934



                         Goodrich Petroleum Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.20 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   382410 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ( ) Rule 13d-1(b)

         (x) Rule 13d-1(c)

         ( ) Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  896106101
          -----------


     1.  Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)
              Vinod Gupta

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)
              (a) ( )
              (b) ( )

     3.  SEC Use Only

     4.  Citizenship or Place of Organization
              United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

          5.   Sole Voting Power
                    [ ]

          6.   Shared Voting Power
                    [ ]

          7.   Sole Dispositive Power
                    [ ]

          8.   Shared Dispositive Power
                    [ ]

     9.  Aggregate Amount Beneficially Owned by Each Reporting Person
              444,662

     10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
              ( )

     11. Percent of Class Represented by Amount in Row (11)
              4.9

     12. Type of Reporting Person (See Instructions)
              IV


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

                                  SCHEDULE 13G

         This Schedule 13G is filed on behalf of Vinod Gupta

Item 1.

     (a) Name of Issuer
              Goodrich Petroleum Corporation

     (b) Address of Issuer's Principal Executive Offices
              815 Walker Street, Suite 1040
              Houston, Texas 77002

Item 2.

     (a) Name of Person Filing
              Vinod Gupta

     (b) Address of Principal Business Office or, if none, Residence 5711 South 86th Circle
              Omaha, NE  68127

     (c) Citizenship
              United States of America

     (d) Title of Class of Securities
              Common Stock, par value $.20 per share

     (e) CUSIP Number
              382410 10 8

Item 3.  If  this  statement  is   filed    pursuant   to  ss.ss.240.13d-1(b) or
         240.13d-2(b) or (c), check whether the person filing is a:    N/A

     (a) ( ) Broker or dealer registered under section 15 of the Act (15 U.S.C.
                78o);
     (b) ( ) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
     (c) ( ) Insurance company as defined in section 3(a)(19) of the  Act  (15
                U.S.C. 78c);
     (d) ( ) Investment company registered under  section 8 of the  Investment
                Company Act of 1940 (15 U.S.C. 80a-8);
     (e) ( ) An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
     (f) ( ) An employee benefit plan  or  endowment  fund in  accordance  with
                ss.240.13d-1(b)(1)(ii)(F);
     (g) ( ) A parent holding company or  control  person  in  accordance  with
                ss.240.13d-1(b)(1)(ii)(G);


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     (h) ( ) A savings association as defined in  Section  3(b) of  the Federal
                Deposit Insurance Act (12 U.S.C. 1813);
     (i) ( ) A  church  plan  that  is  excluded  from  the  definition  of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j) ( ) Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     (a) Amount beneficially owned: 444,662*

     (b) Percent of class: 4.9

     (c) Number of shares as to which each person has:
          (i)   Sole power to vote or to direct the vote:  [ ]
          (ii)  Shared  power to vote or to direct the vote: [ ]
          (iii) Sole power to dispose or to direct the  disposition of: [ ]
          (iv)  Shared power to dispose or to direct the disposition of: [ ]

* Includes 79,515 shares, 105,992 shares, 132,471 and 53,036 shares issuable upon conversion to an aggregate of 371,014 shares of Common Stock issued to Vinod Gupta Charitable Remainder Trust, Vinod Gupta, Trustee, Gupta and Sons, LP, Vinod Gupta Revocable Trust UAD 8-28-92, Vinod Gupta Trustee, and Everest Venture Partners, LLP, respectively. Such 371,014 shares of Common Stock includes: (i) 144,822 shares of Common Stock issuable upon conversion of $579,286 of Convertible Notes issued by Goodrich Petroleum Company LLC;
     (iii) 13,998 shares of Common Stock issuable upon exercise of 13,998 Warrants issued in connection with the purchase of the Preferred Units;
     (iv) 139,980 shares of Common Stock issuable upon exercise of 139,980 Warrants issued in connection with the purchase of the Convertible Notes. Such 371,014 shares of Common Stock do not include the following shares held in irrevocable trusts for Mr Gupta's children for which Mr Gupta is not Trustee and as to all of which Mr. Gupta disclaims beneficial ownership: (i) 62,106 shares of Common Stock issuable upon conversion of $371,014 of Convertible Notes issued by Goodrich Petroleum Company, LLC;
     (iii) 6,003 shares of Common Stock issuable upon exercise of 6,003 Warrants issued in connection with the purchase of the Preferred Units; and (iv) 60,030 shares of Common Stock issuable upon exercise of 60,030 Warrants issued in connection with the purchase of the Convertible Notes.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following o.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not Applicable.

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

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.



     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    Vinod Gupta

Date: March 10, 2000                             By: /s/ Vinod Gupta
     ------------------                             ----------------------------
                                              Name: Vinod Gupta


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